SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 2, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated November 30, 2004, regarding Ericsson being selected by Cingular Wireless to deploy 3G UMTS/HSDPA network.

Press Release November 30, 2004

Ericsson selected by Cingular Wireless to deploy 3G UMTS/HSDPA network

Cingular Wireless LLC, the largest wireless carrier in the United States, has chosen Ericsson as a supplier and integrator in the buildout of Cingular’s next generation voice and data network. Under the terms of the agreement, Ericsson will provide a portion of Cingular’s UMTS/High-Speed Downlink Packet Access (HSDPA) packet core and radio network equipment.

“Ericsson is proud of our long-standing partnership with Cingular, which has continued from Cingular’s GSM rollout to migration to 3G networks,” said Carl-Henric Svanberg, President and CEO of Ericsson. “We take it to heart that Cingular trusts the capability and perseverance of our people to take them forward in delivering the services and advantages of a true 3G network to its customers.”

“Ericsson has the expertise required to help us deliver true 3G services to a large number of our customers,” said Kris Rinne, Chief Technical Officer for Cingular Wireless. “Their experience in deploying 3G networks throughout the world makes them an invaluable partner as we begin to deliver similar services across America.”

Ericsson HSDPA represents a natural, fully standardized evolution of UMTS that will improve the peak data downlink rate to as high as 14 Mbit/s and offer operators more than twice the system capacity within the current radio spectrum.

HSDPA will enable operators to deliver more advanced mobile broadband services such as Internet and corporate access. Its unprecedented data rates will allow users to download audio, video and large files or attachments significantly faster than with traditional UMTS.

Cingular Wireless will also benefit from Ericsson networks and services obtained through its recent acquisition of AT&T Wireless, which rolled out Ericsson UMTS equipment in several U.S. markets earlier this year.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Pia Gideon, Vice President, External & Market Communications

Ericsson Group Communications

Phone: +46 705 1989 03, +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors and financial analysts

Gary Pinkham, Vice President, Investor Relations

Ericsson Group Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: December 2, 2004